EXHIBIT 4.2(e)

STOCK OPTION PLAN RESERVED TO THE CHAIRMAN AND CHIEF EXECUTIVE OFFICER

OF TELECOM ITALIA S.P.A. (TOP 2008 PLAN)

REGULATIONS

1.	Description, Goals and Beneficiaries of the Plan

1.1.

The present regulations (the “Regulations”) govern the incentive and loyalty plan (the “Plan”) reserved to Gabriele Galateri di Genola and Franco Bernabé, respectively the Chairman and the Chief Executive Officer (jointly the “Beneficiaries” and severally the “Beneficiary” of the Plan) of Telecom Italia S.p.A. (the “Company”), pursuant to the resolution adopted on April 14, 2008, at the ordinary shareholders’ meeting of the Company (the “Approval Resolution”).

1.2.

The Plan consists in the allocation, which took place on April 15, 2008 (the “Grant Date”), of 3,000,000 options to the Chairman and of 8,400,000 options to the Chief Executive Officer (the “Options”). As described in Section 2, part of the Options is subject to specific performance objectives and has to be exercised under the terms and conditions laid down in Section 3 below.

2.	The Options

2.1.

The Options are personal and non-transferable between living persons. They grant the right to purchase ordinary shares issued by the Company and held in treasury (the “Shares”), in the ratio of one Share, with normal use, for every Option exercised.

2.2.

The Options may be exercised as from the expiration of their vesting period (three years from the Grant Date) (the “Vesting Date”), provided that the Beneficiary continues to be a director of the Company until the shareholders’ meeting called to approve the annual financial statements for the fiscal year 2010 and without prejudice to the provisions laid down in Section 3 below.

2.3.	The exercise of 75% of the Options is not subject to any performance parameters.

2.4.

The exercise of the remaining 25% of the Options is conditional upon the level of the Performance Parameter (the “Performance Parameter”), which is the Total Shareholder Return (the “TSR”) of the Company compared to the TSR of the 10 main telecommunications companies in the DJ STOXX TLC Index as of December 2007 (Vodafone Group P.L.C., Telefónica S.A., France Telecom S.A., Deutsche Telekom A.G., BT Group P.L.C., Royal KPN N.V., Telecom Italia S.p.A., TeliaSonera A.B., Telenor ASA, Hellenic Telecommunications Organization). Therefore, at the Vesting Date, the Options may be exercised as follows:

•	100% of the Options subject to the Performance Parameter, if Company’s TSR reaches the third quartile of the reference panel;

•	50% of the Options subject to the Performance Parameter, if Company’s TSR reaches the median of the reference panel.

The entire portion of the Options subject to the Performance Parameter will expire if the Company’s TSR does not reach the median of the reference panel.

The number of exercisable Options will be determined at the end of the relevant period for the assessment of the Performance Parameter.

2.5.

Without prejudice to the provisions laid down in Section 3 below, the exercise period will last three years from the Vesting Date (the “Exercise Period”), provided that for one year from the Vesting Date the Beneficiaries will be entitled to sell only a maximum of 50% of the Shares purchasable upon the exercise of the Options. The Options, which are not exercised by the end of the Exercise Period, will expire and will grant no right to the Beneficiary and the persons entitled following the Beneficiary’s death.

2.6.	The exercise price of the Option (i.e. the purchase price of the Share), as calculated according to the criteria set forth in the Approval Resolution, is Euro 1.95.

2.7.

Any contributions the Company is required to make pursuant to the applicable laws and regulations, and any individual declaration obligations, if required by applicable rules, will remain for the Beneficiary’s account.

2.8.

The Board of Directors – in order to maintain the essential contents and goals of the Plan, in the case of changes in the applicable legislation or extraordinary events likely to influence the Plan itself – will go through all necessary procedures for the approval by the competent Company’s bodies of the changes required to adjust the terms and conditions for the exercise of the Options.

2.9.	The Beneficiaries are informed without delay of the adjustments, if any, pursuant to above Section 2.8.

3.	Exercise of the Options

3.1.	Each Beneficiary may exercise the Exercisable Options (the “Exercisable Options”) pursuant to the terms and conditions the relevant offices of the Company will communicate.

3.2.

The essential condition for the exercise of the Options is that the Beneficiary continues to be a director of the Company until the shareholders’ meeting called to approve the annual financial statements for the fiscal year 2010, without prejudice to the cases of early vesting as described under Sections 3.3. and 3.4.

3.3.

In the event of a tender offer for the Shares, termination of the employment relationship with a Beneficiary by the Company without good cause, and resignation by a Beneficiary with good cause, the Options not subject to Performance Parameter condition (75% of the Options) will be deemed as vested and become immediately exercisable.

3.4.

In the event of early termination of the entire Board of Directors or death of a Beneficiary, part of the Options not subject to Performance Parameter condition, pro rated on the basis of the fraction of the three year period elapsed from the Grant Date up to such event, will be deemed as vested and become immediately exercisable.

3.5.

In the event of death of a Beneficiary, the person(s) entitled will maintain the right to exercise the Exercisable Option, subject to the fulfilment of the obligations laid down by the applicable regulations.

4.	Notices and controversies

4.1.	Notifications to the Beneficiaries pursuant to the present Regulations will be given in writing.

4.2.	Any disputes originating from, dependent on or howsoever related to the Plan, will be decided exclusively by the Court of Milan.

Definitions

Plan:	the Top 2008 Stock Option Plan of Telecom Italia S.p.A.

Regulations:	the present document, which governs terms, characteristics and conditions of the Plan.

Share/Shares:	the ordinary Shares issued by Telecom Italia S.p.A., with a par value of Euro 0.55 each.

Option/Options:	the right(s) granted to the Beneficiaries to purchase treasury Shares from the Company at a fixed price (the “Exercise Price”).

Exercise Price:	price to be paid by the Beneficiaries in order to exercise their right to purchase the Shares.

Performance Parameter:	compounded Total Shareholder Return (TSR) of Telecom Italia, compared to the TSR of the 10 main companies of the DJ STOXX TLC Index.

where:

t	Year of the Plan (2008, t=1; 2009, t=2; 2010, t=3)

P0	Average of the official prices of the Shares in December 2007 (equal to € 2.182)

P1	Average of the official prices of the Shares in December 2008

P2	Average of the official prices of the Shares in December 2009

P3	Average of the official prices of the Shares in December 2010

D1	Dividend paid in 2008

D2	Dividend paid in 2009

D3	Dividend paid in 2010

Vesting Period:	period of time during which the options cannot be exercised (as a rule, three years after the Grant Date - in exceptional cases this period of time can be reduced).

Exercise Period:	period of time during which the Exercisable Options can be exercised (three years from the end of the Vesting Period).

Period for the assessment of the performance:	period of time over which the level of achievement of the Performance Parameter is assessed.